May 28, 2015

VIA EDGAR

Mr. Craig D. Wilson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

RE:

Dealertrack Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015

Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed May 11, 2015
File No. 000-51653

Dear Mr. Wilson:

This letter sets forth the responses of Dealertrack Technologies, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced filing, as set forth in your letter dated May 14, 2015 addressed to Eric D. Jacobs, Executive Vice President, Chief Financial and Administrative Officer.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2014 and 2013

Operating Expenses, page 50

1. We note your disclosure that the increase in cost of revenue was attributable to an addition of $144.5 million in direct costs of revenue due to the acquisitions of Casey & Casey, Vintek, CFM, Dealer.com and ASR Pro. In light of the significance of the Dealer.com acquisition, please tell us what consideration was given to separately quantifying the impact of the addition of direct costs of revenue attributable to the Dealer.com acquisition. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

RESPONSE:

When preparing our filings, we consider the guidance in Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350. The direct costs of revenue for Casey & Casey, CFM, Vintek and ASR Pro, aggregating to less than 5% of the total direct costs referenced, were insignificant compared to the additional direct costs of Dealer.com, and as a result, the direct costs disclosed of $144.5 million is substantially consistent with the amount of direct costs which we would have presented if Dealer.com had been provided separately. Further, as we integrated offerings, including integration of CFM with Dealer.com, it was not practicable to determine the precise discrete costs of revenue solely from the acquired Dealer.com business.

2. We note based on the Dealer Dot Com financial statements filed as exhibit 99.2 to your Form 8-K/A filed August 11, 2014, that the costs of revenues related to Dealer Dot Com’s advertising and media services revenues were significantly higher as a percentage of the respective revenues compared to the costs of website services revenues. In light of the significant increase in your cost of revenues as a percentage of revenues for 2014 compared to 2013, please tell us what consideration was given to discussing and quantifying, if practicable, the impact on cost of revenues from changes in the mix of services that may have differing gross margins. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

RESPONSE:

When preparing our filings, we consider the guidance in Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350. This guidance requires management to provide information that is material to assist in understanding the business, including the results of operations and trends. We respectfully believe that the appropriate information to understanding the business, including the results of operations and trends, was included in our filing.

In our filing on Form 10-K, we disclosed that advertising revenue is recorded on a gross basis (Page 39 and Page 42 of Form 10-K, in each case as excerpted below), and we separately noted that the cost of such advertising from online search providers is recognized as cost of revenue (Page 42 of Form 10-K as excerpted below). Further, we have disclosed the specific increase in advertising and other revenue, and the portion of which is from Dealer.com (Page 50 of Form 10-K as excerpted below).

As we integrated offerings, it was not practicable to determine the precise impact of cost of revenue from changes in the mix of services. The primary impact to cost of revenue is the impact of an additional $150.0 million of advertising and other revenue which is disclosed on page 50 (of which 98% is advertising revenue and 2% is other revenue).

Given our recent acquisition of incadea, we will continue to assess those factors contributing to material changes in our results of operations, including cost of revenue and gross margins commentary, and will discuss and quantify in our future filings, such information which is likely to assist users of our financial statements in understanding the business, including the results of operations and trends.

Excerpts from Form 10-K

Page 39 – Form 10-K:

Advertising Revenue. Advertising revenue consists of amounts we charge customers for the third-party fees related to paid search campaigns and online display advertisements in connection with our advertising products. We recognize the gross amount of such advertising spend as advertising revenue. Amounts we charge to manage the allocation of advertising spend are included in subscription services revenue.

Page 42 – Form 10-K:

Advertising Revenue

Advertising revenue consists of amounts we charge customers for third-party fees related to paid search campaigns and online display advertisements in connection with our advertising solutions. We recognize revenue as clicks are recorded on sponsored links on the various search engines for paid search or as impressions are delivered for display advertisements. As we are the primary obligor in substantially all of our arrangements, subject to the credit risk and with discretion over price, we recognize the gross amount of such advertising spend as advertising revenue and the cost of such advertising from online search providers as cost of revenue. In instances in which we are not the primary obligor, our customers’ advertising spend and amounts paid to the online search providers do not impact our consolidated results of operations. In both instances, we record as subscription services revenue the amounts we charge to manage the allocation of advertising spend through our web-based advertising management software tools.

Page 50 – Form 10-K:

Advertising and Other Revenue

Advertising and other revenue increased $152.1 million primarily due to the Dealer.com acquisition in March 2014, which contributed $150.0 million to the total increase.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

10. Business Combinations, page 80

3. We note the summary pro forma information on page 87 for the acquisitions of Casey & Casey, CFM, Vintek, Dealer.com, and ASR Pro. In light of the significance of the Dealer.com acquisition, please tell us what consideration was given to providing separate pro forma information for this acquisition. Refer to ASC 805-10-50-2h.

RESPONSE:

When preparing our filings, we consider the guidance in ASC 805-10-50-2h. Our current policy is to include all acquisitions within the pro forma financial information disclosures. The only exception to this was the November 2013 acquisition of the assets of Nexteppe which were not presented as they were not material to our consolidated statements of operations, which we disclosed on page 86 of our filing on Form 10-K.

The pro forma impact of the results for Casey & Casey, CFM, Vintek and ASR Pro were insignificant compared to the pro forma impact of the results of Dealer.com. Both the pro forma revenue and net loss adjustments of Dealer.com exceeded 90% of the total pro forma revenue and net loss adjustments, respectively, for both 2013 and 2014.

As a result, the pro forma information presented is substantially consistent with the pro forma results which would have been presented if Dealer.com had been provided separately.

Prospectively, we will continue to consider the guidance in ASC 805-10-50-2h, and continue to assess the significance of the acquisitions we include in the pro forma reporting. We will present separate pro forma information for significant acquisitions to the extent the combination of pro forma information of significant and insignificant acquisitions would be materially different had the significant acquisition pro forma information been presented separately.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

2. Significant Accounting Policies

International Segment, page 8

4. You disclose that for multiple-element arrangements in which vendor-specific objective evidence (VSOE) for post-contract services (PCS) has not been established and it is reasonably assured that no loss will be incurred under the arrangement, you recognize revenue using the zero gross margin method until the only remaining elements are PCS. Please describe for us the basis for your revenue recognition policies for these arrangements, citing the specific guidance upon which you rely. Tell us what consideration was given to recognizing revenue ratably over the PCS period once the development and implementation are complete and PCS remains as the only undelivered element based on the guidance of ASC 985-605-25-9 and 25-10. Tell us the amount of revenues recognized during the first quarter related to such arrangements, the amount of revenues and costs recognized during the implementation period, and the typical period of time for completion of the development, implementation, and other professional services.

RESPONSE:

Our multiple-element arrangements in our international segment involve the following elements: 1) software licenses, 2) development services, 3) software maintenance, and 4) support services (call desk/phone support). The development services provided by the international segment are considered to include significant production, modification and customization of software. Therefore, the software becomes core software, and is accounted for in accordance with ASC 605-35 and the relevant ASC 985 guidance regarding contract accounting for software arrangements. The guidance of ASC 985-605-25-9 and 25-10 is therefore not being applied in those instances in which the zero margin method is being applied, as noted below.

The guidance in ASC 985-605-25-83 states: If significant modifications or additions to the off-the-shelf software are necessary to meet the customer’s purpose—for example, changing or making additions to the software, or because the software would not be usable in its off-the-shelf form in the customer's environment—the software shall be considered core software for purposes of that arrangement. If the software that is included in the arrangement is not considered to be off-the-shelf software, or if significant modifications or additions to the off-the-shelf software are necessary to meet the customer’s functionality, no element of the arrangement would qualify for accounting as a service, and contract accounting shall be applied to both the software and service elements of the arrangement.

The guidance in ASC 985-605-55-75 further states: If the vendor has vendor-specific objective evidence of the fair value of such postcontract customer support-related services determined pursuant to paragraphs 985-605-25-67 through 25-69, those related services shall be accounted for separately from the balance of the arrangement that is being accounted for in conformity with Subtopic 605-35.

We have concluded that VSOE for software maintenance services exists based on the application of the “bell-shaped curve” approach. We have also concluded that VSOE for support services exists in certain geographies and/or contracts based upon renewal rates stated in such contracts. Accordingly, such maintenance and support services are not included in the application of contract accounting under ASC 605-35, but are rather recognized ratably over the period of the service contract under ASC 985. The remaining contract elements (software licenses and development services) are recorded under the percentage of completion method of contract accounting.

The Company has also concluded in some circumstances (representing principally new markets or territories) that VSOE for support services does not exist due to a lack of specified renewal rates and/or insufficient history to demonstrate renewal activity or consistent pricing.

According to the above guidance, if  VSOE is not present for PCS services, they would not be accounted for separately from the software and services in the arrangement covered by ASC 605-35. As no VSOE for support services is present for some of our arrangements, the support services are included in one unit of accounting along with the software and development services being provided. Revenue recorded under these arrangements was $0.3 million for the three months ended March 31, 2015.

For these arrangements, we have concluded that it is reasonably assured that no loss will be incurred under the arrangement, and as such, we have used the zero gross margin method for purposes of recognizing revenue equal to cost until the only remaining element is the support services.

The following is a discussion of the guidance assessed in our conclusion to use the zero gross margin method and the typical time periods for these types of arrangements.

As stated above, our international segment’s development services are considered to be significant production, modification and customization of software. Therefore the international segment’s software is considered core software as it does not meet the customer’s intended purpose without the additional development services. Therefore, no element of the arrangement would qualify for accounting of the software as a service, and contract accounting is applied to both the software and support services elements of the arrangement (one unit of accounting).

According to ASC 605-35-25-67, for circumstances in which there is an assurance that no loss will be incurred on a contract, the percentage-of-completion method based on a zero profit margin, rather than the completed-contract method, is recommended until more precise estimates can be made.

While the guidance does not specifically address software specific contracts where VSOE of support services (a non-software deliverable) does not exist, and the arrangement is one unit of accounting, we have interpreted the referenced guidance as follows: if no VSOE of fair value is present for support services and it can be reasonably assured that no loss will occur, the zero-gross margin percentage of completion method is applicable. Margin would be deferred for all services until the later of the time that support services is the only undelivered element, or the contractual obligations have been completely fulfilled. The unrecognized portion of the arrangement would be recognized ratably over the remaining initial support services period, or at the point in time at which all contractual obligations have been fulfilled.

As such, in the case of multi-element arrangements without VSOE of fair value for support services, the deferred margin would begin to be recognized upon completion of the services that are essential to the software. This recognition would occur ratably over the remaining support service period.

As noted above, revenue recorded under the zero gross margin method for the three months ended March 31, 2015 was $0.3 million. In addition, the amount of revenue and costs recognized during the implementation period were each $0.3 million. Revenue for these arrangements was limited to the direct cost attributable to the services and software.

The typical period of services that qualify as significant production, modification, or customization of software that are essential to the functionality of the software is 12 to 18 months. The typical initial support services period is 12 months.

5. We note your disclosure that the company expects that VSOE will be available for an increasing portion of your multiple-element arrangements during 2015. Please describe, in detail, your methodology for establishing VSOE for PCS and tell us what consideration was given to disclosing the significant factors and method used to determine VSOE.

RESPONSE:

As noted in our earlier response, we have concluded that VSOE for maintenance services does exist based principally on the “bell-shaped curve” approach. The establishment of VSOE of fair value for support services requires the assessment of contracts of a number of subsidiaries across a number of countries.

Our work plan for assessing and establishing VSOE for support services is based upon a regional approach. In some regions in which we have a more mature customer base, there is a larger population of contract renewals available, each of which may qualify as stand-alone sales.

We separately sell support services upon the expiration of the initial contractual periods included in an initial sales arrangement (“support renewals”). The population of support renewals, which consist of actual sales prices charged to customers for support renewals, will be used as the population to establish VSOE of fair value for support services through the use of the bell-shaped curve approach.

Countries in which we have commenced business more recently will be assessed to determine whether VSOE of fair value for support services can be obtained through stated renewal rates.

In instances in which VSOE for support services is being determined using the bell-shaped curve approach, we assess each significant market to determine if a substantial majority (generally greater than 70-75% of the support renewal prices) of the transactions are priced within a reasonably narrow range (generally plus or minus 15-20% from the median price).

In addition, we expect to further standardize our pricing of support services, using pricing matrices by region. This will further support the establishment of VSOE for future contracts.

As we continue through this exercise, we expect that VSOE will be available for an increasing portion of our multi-element arrangements during 2015. As a result, we have already included in our Form 10-Q for the three month period ended March 31, 2015 the revenue recognition policy that we apply to contracts for which VSOE is concluded. In future filings, we will expand our revenue recognition policy to include the significant factors and methods used to determine VSOE.

12. Business Combinations, page 17

6. You disclose that the operating results of incadea were included in your consolidated statement of operations from January 9, 2015, the date of acquisition, through March 31, 2015, and that incadea’s loss from operations during this timeframe totaled $6.4 million. Please tell us how you tested the significance of this acquisition pursuant to Rule 1-02(w) of Regulation S-X. Refer to Rule 3-05 of Regulation S-X.

RESPONSE:

Pursuant to Rule 3-05 of Regulation S-X, whether an acquisition is significant is determined using the conditions specified in the definition of significant subsidiary in Rule 1-02(w) of Regulation S-X (substituting 20% for 10%). Based on this, Rule 1-02(w) sets forth three conditions in which a subsidiary would constitute a “significant subsidiary”: (i) the registrant’s and its other subsidiaries’ investments and advances to such subsidiary exceed 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (the “Investment Test”); (ii) the total assets of such subsidiary exceed 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (the “Asset Test”); and (iii) the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of such subsidiary exceed 20% of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year (the “Income Test”).

According to Regulation S-X Rule 3-05(b)(3), “the determination shall be made by comparing the most recent annual financial statements of each such business, or group of related businesses on a combined basis, to the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition. However, if the registrant made a significant acquisition subsequent to the latest fiscal year-end and filed a report on Form 8-K (§ 249.308 of this chapter) which included audited financial statements of such acquired business for the periods required by this section and the pro forma financial information required by § 210.11, such determination may be made by using pro forma amounts for the latest fiscal year in the report on Form 8-K (§ 249.308 of this chapter) rather than by using the historical amounts of the registrant. The tests may not be made by ‘annualizing’ data.”

According to SEC Financial Reporting Manual (“FRM” (ed 2015)) Section 2025.2, generally, a registrant measures significance using its pre-acquisition consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the SEC. If the acquisition is made after the registrant's most recent fiscal year-end and the registrant files its Form 10-K for the most recent fiscal year before the date financial statements of the acquired business would be required to be filed under Item 9.01 of Form 8-K, the registrant may evaluate significance using the registrant's financial statements for the most recent fiscal year reported in its Form 10-K. Alternatively, the registrant may choose to evaluate significance using the registrant's financial statements for the most recently completed audited fiscal year required to be on file with the SEC as of the consummation date.

Based on guidance in Regulation S-X Rule 3-05(b)(3) and FRM Section 2025.2, we used the 2013 pro forma financial information, incorporating the information filed on Form 8-K/A on May 13, 2014, which included, in Exhibit 99.3, the pro forma financial statements reflecting the acquisition of Dealer.com, to test the significance of the incadea acquisition.

The results of the significance tests for incadea were as follows:

•	Investment test – The purchase price of incadea represented 8% of Dealertrack’s pro forma total assets as of December 31, 2013.

•	Asset test – The total assets of the acquired business were 3% of Dealertrack’s pro forma total assets as of December 31, 2013.

•	Income test – Pre-tax income of the acquired business for the year ended December 31, 2013, were 4% of the absolute value of Dealertrack’s pro forma pre-tax loss from continuing operations for the year ended December 31, 2013.

incadea historically prepared its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. We performed a conversion of 2013 pre-acquisition financial statements from IFRS to United States Generally Accepted Accounting Principles (“US GAAP”) for use in the significance tests. Based upon the outcome of the tests, no further disclosures were required based upon the guidance in Regulation S-X.

7. We note the summary pro forma information represents your consolidated results of operations as if the 2015 acquisition of incadea had been completed as of January 1, 2014, and the 2014 acquisitions of Dealer.com and ASR Pro had been completed as of January 1, 2013. Please tell us what consideration was given to providing separate pro forma information for the incadea acquisition. Refer to ASC 805-10-50-2h.

RESPONSE:

As mentioned in response to comment number 3, when preparing our filings, we consider the guidance in ASC 805-10-50-2h. Our current policy is to include all acquisitions within the pro forma financial information disclosures. The only exception to this was the November 2013 acquisition of the assets of Nexteppe which were not presented as they were not material to our consolidated statements of operations, which we disclosed on page 86 of our filing on Form 10-K.

The pro forma impact of the results for ASR Pro were insignificant compared to the pro forma impact of the results of Dealer.com and incadea.

Further, considering that the actual results of Dealer.com had been included in our filings for the preceding 12 months, the pro forma results presented were substantially consistent with the pro forma results which would have been presented if incadea had been provided separately.

Our disclosures of revenue and costs attributable to Dealer.com, as well as the disclosure of revenue and operating results of our international segment, provide supplemental information to the users of the financial statements.

Prospectively, we will continue to consider the guidance in ASC 805-10-50-2h, and continue to assess the significance of the acquisitions we include in the pro forma reporting. We will present separate pro forma information for significant acquisitions to the extent the combination of pro forma information of significant and insignificant acquisitions would be materially different had the significant acquisition pro forma information been presented separately.

The Company acknowledges that with respect to its filings with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to me at (516) 734-3606.

/s/ Eric D. Jacobs

Eric D. Jacobs
Executive Vice President, Chief Financial and Administrative Officer